UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Emulex Corporation

(Name of Subject Company)

Emerald Merger Sub, Inc.

(Offeror)

a wholly owned subsidiary of

Avago Technologies Wireless (U.S.A.) Manufacturing Inc.

(Offeror)

an indirect wholly owned subsidiary of

Avago Technologies Limited

(Offeror)

(Name of Filing Persons and Offerors)

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

292475209

(Cusip Number of Class of Securities)

Patricia H. McCall

c/o Avago Technologies U.S. Inc.

1320 Ridder Park Drive

San Jose, California 95131

(408) 435-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Christopher Kaufman

Anthony J. Richmond

Chad Rolston

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$618,792,821	$71,904

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) 72,444,645, the number of outstanding shares of Emulex Corporation common stock, multiplied by $8.00, the offer price, (ii) 1,074,846, the number of shares issuable pursuant to outstanding options with an exercise price less than the offer price of $8.00 per share, multiplied by $1.84, which is the offer price of $8.00 minus the weighted average exercise price for such options of $6.16 per share, (iii) restricted stock unit awards covering 2,790,832 shares of Emulex Corporation common stock multiplied by the offer price of $8.00 per share, (iv) 1,422,597 shares that are subject to other outstanding stock awards multiplied by the offer price of $8.00 per share and (v) 444,000 shares estimated to be subject to issuance pursuant to Emulex Corporation’s Employee Stock Purchase Plan multiplied by the offer price of $8.00 per share. The foregoing share figures have been provided by the issuer to the offerors and are as of April 3, 2015, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $71,904	Filing Party: Avago Technologies Limited, Avago Technologies Wireless (U.S.A.) Manufacturing Inc. and Emerald Merger Sub, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: April 7, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issue tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the United States Securities and Exchange Commission on April 7, 2015 by (i) Emerald Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Avago Technologies Wireless (U.S.A.) Manufacturing Inc. (“Parent”), (ii) Parent, a Delaware corporation and an indirect wholly owned subsidiary of Avago Technologies Limited (“Avago”) and (iii) Avago, a company organized under the laws of the Republic of Singapore. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Emulex Corporation (the “Company”), a Delaware corporation, at a price of $8.00 per Share, in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions described in the Offer to Purchase, dated April 7, 2015 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 2.	Subject Company Information

Section 7 — “Certain Information Concerning the Company — Company Financial Projections” of the Offer to Purchase is hereby amended by amending and restating the eighth and ninth paragraphs of such subsection (including the tables set forth immediately below such eighth paragraph) in their entirety to read as follows:

Set forth below is a summary of the Projections provided to us by the Company:

EMULEX CORPORATION

FORECASTED FINANCIAL INFORMATION

(Provided by the Company in September 2014)

(dollars in millions)

	Year Ending Sunday Nearest June 30,
	2015E	2016E	2017E
Revenue	$416.2	$420.1	$437.7
Non-GAAP net income (1)	$49.6	$56.7	$61.7
Adjusted EBITDA (1)	$76.3	$82.1	$87.6

(1)	Adjusted EBITDA (or adjusted earnings before interest, income taxes, depreciation and amortization) and non-GAAP net income are non-GAAP financial measures, as they exclude, or are subject to adjustments that effectively exclude, amounts included in the most directly comparable measure calculated and presented in accordance with GAAP in financial statements. Adjusted EBITDA and non-GAAP net income were provided to Avago by Emulex management because Adjusted EBITDA is a financial metric commonly used in transactional settings, and Emulex management believed that non-GAAP net income portrayed Emulex’s business without certain charges that may not apply to potential third-party acquirors or if applicable may be different in kind or amount if Emulex were acquired. These measures are not in accordance with, or a substitute for, financial measures determined under GAAP, and may be different from or inconsistent with similarly labeled non-GAAP financial measures used by other companies. Adjusted EBITDA and non-GAAP net income should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP or as a measure of a company’s profitability or liquidity. Emulex also believes that the disclosure of these non-GAAP financial measures provides Emulex investors greater transparency to the information used by Emulex management for its financial and operational decision-making and enables Emulex investors to better understand Emulex’s period-over-period operating performance without regard to items that can vary substantially from company to company depending on financing and accounting methods, book values of assets, tax jurisdictions, capital structures and the methods by which assets were acquired.

For the forecasted periods of the fiscal years ending on the Sunday nearest June 30 of each of fiscal years 2015, 2016 and 2017, non-GAAP net income was calculated as follows:

	Year Ending Sunday Nearest June 30,
	2015E	2016E	2017E
Net income	$(6.5)	$8.9	$28.4
Adjustments for non-cash items:
Amortization (a)	$27.3	$26.0	$9.6
Stock-based compensation (b)	$15.6	$17.1	$18.0
Debt discount on 1.75% Convertible Senior Notes due November 15, 2018 (c)	$6.6	$6.0	$7.0
Adjustments for special items:
License amortization (d)	$7.1	—	—
Mitigation expense (d)	$0.7	—	—
Tax adjustment (e)	$0.8	—	—
Tax effect of GAAP valuation allowance and other (f)	$(2.0)	$(1.3)	$(1.3)

Non-GAAP net income	$49.6	$56.7	$61.7

Note: The footnotes to the table above are provided following the reconciliation of net income to adjusted EBITDA that is set forth in the table immediately following below.

For the forecasted periods of the fiscal years ending on the Sunday nearest June 30 of each of fiscal years 2015, 2016 and 2017, Adjusted EBITDA was calculated as follows:

	Year Ending Sunday Nearest June 30,
	2015E	2016E	2017E
Net income	$(6.5)	$8.9	$28.4
Adjustments for non-cash items:
Amortization (a)	$27.3	$26.0	$9.6
Stock-based compensation (b)	$15.6	$17.1	$18.0
Debt discount on 1.75% Convertible Senior Notes due November 15, 2018 (c)	$6.6	$6.0	$7.0

Adjustments for special items:
License amortization (d)	$7.1	—	—
Mitigation expense (d)	$0.7	—	—
Tax adjustment (e)	$0.8	—	—
Tax effect of GAAP valuation allowance and other (f)	$(2.0)	$(1.3)	$(1.3)

Non-GAAP net income	$49.6	$56.7	$61.7
Interest	$3.8	$3.5	$3.5
Income taxes	$4.3	$4.9	$5.4
Depreciation	$18.6	$17.0	$17.0

Adjusted EBITDA	$76.3	$82.1	$87.6

(a)	Amortization of intangibles generally represents costs incurred by an acquired company or other third party to build value prior to Emulex’s acquisition of the intangible assets. As such, Emulex believes that it is effectively part of the transaction costs of the acquisition rather than ongoing costs of operating Emulex’s core business. As a result, Emulex believes that exclusion of these costs in presenting non-GAAP financial measures provides a means of evaluating its historical performance and projected costs and the potential for realizing cost efficiencies within Emulex’s core business. Amortization of intangibles will recur in future periods.

(b)	Stock-based compensation, a non-cash item, will recur in future periods but was excluded from non-GAAP net income and adjusted EBITDA in the forecasts provided to Avago, as the amount, nature and mix of compensation will be determined by Avago following the Effective Time.
(c)	Emulex has accreted debt discount as a result of the issuance of the Notes. Emulex believes that exclusion of this expense is useful in evaluating the performance of its ongoing operations on a period-to-period basis and relative to its competitors because Emulex believes expenses of this type are generally unrelated to its core business and such expenses will continue in future periods until maturity of the Notes.
(d)	License amortization and mitigation expense represent incurred expenses in the form of damages, sunset period royalties and settlement costs as a result of a judgment in a patent litigation proceeding with Broadcom and the related partial settlement and worldwide license agreement executed on July 3, 2012 (the “Release Agreement”). Emulex believes the exclusion of these costs related to the Broadcom patent litigation is useful in evaluating the performance of its ongoing operations on a period-to-period basis and relative to other industry participants. In this regard, Emulex notes that expenses of these types are generally unrelated to its core business.
(e)	The tax adjustment represents various legal and accounting expenses incurred related to Emulex’s response to a Notice of Proposed Adjustment (“NOPA”) received from the Internal Revenue Service in March 2014. As indicated in its prior public filings, Emulex disagrees with the IRS’ proposed adjustments and the basis for its positions, and will administratively appeal to the IRS Appeals Office. Emulex believes that exclusion of these expenses is useful in evaluating the performance of its ongoing operations on a period-to-period basis and relative to other industry participants. In this regard, Emulex notes that expenses of this type will continue in future periods until the audits related to the NOPA are resolved.
(f)	Emulex has concluded that it is more likely than not that it will be unable to fully utilize the majority of its U.S. federal and state deferred tax assets. As a result, Emulex previously recorded a valuation allowance against those assets to the extent that they cannot be realized through net operating loss carrybacks to prior tax years. Emulex believes that eliminating the impact of a discrete adjustment of this nature and its continuing impact on Emulex’s effective tax rate is useful in evaluating the performance of Emulex’s ongoing operations on a period-to-period basis and relative to other industry participants.

Other than with respect to fiscal year 2015 and income taxes, the foregoing line items related to the calculation of non-GAAP net income and Adjusted EBITDA were not provided to Avago prior to execution of the Merger Agreement. Other than with respect to fiscal year 2015 and income taxes, all reconciliation information included above (including the applicable footnotes thereto) is based solely and exclusively on the reconciliation of non-GAAP net income and Adjusted EBITDA for the applicable Projections included in Item 8 — “Additional Information — Forecasted Financial Information” in the Schedule 14D-9.

EMULEX CORPORATION

FORECASTED FINANCIAL INFORMATION

(Provided by the Company in February 2015)

(dollars in millions)

	Year Ending Sunday Nearest June 30,
	2015E	2016E	2017E
Revenue	$422.8	$401.6	$423.4
Operating income	$55.8	$49.9	$62.8
Non-GAAP net income (1)	$48.5	$43.0	$54.5
Depreciation	$18.6	$16.0	$16.0
Capital expenditures	$(17.3)	$(16.0)	$(16.0)
Change in net working capital	$5.0	$1.7	$(6.0)
Stock-based compensation	$(15.0)	$(13.0)	$(15.9)

(1)

Non-GAAP net income is a non-GAAP financial measure, as it excludes, or is subject to adjustments that effectively exclude, amounts included in the most directly comparable measure calculated and presented in accordance with GAAP in financial statements. Non-GAAP net income excludes certain expenses and reflects an additional way of viewing aspects of Emulex’s operations that, when viewed with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the results of operations and the factors and trends affecting the Emulex business. Emulex management provided non-GAAP net income to Avago in order to provide Avago with alternative methods for assessing Emulex’s financial condition and operating results. Emulex also believes that the disclosure of non-GAAP net income provides Emulex investors greater transparency to the information used by Emulex management for its financial and operational decision-making and enables Emulex investors to better understand Emulex’s period-over-period operating performance without regard to items that can vary substantially from company to company depending on financing and accounting methods, book values of assets, tax jurisdictions, capital structures and the methods by which assets were acquired. Non-GAAP net income is not in accordance with, or a substitute for, financial measures determined under GAAP, and may be different from or inconsistent with similarly labeled non-GAAP financial measures used by other companies. Non-GAAP net income should not be considered in isolation or as a substitute for net income or any other measure of financial performance presented in accordance with GAAP or as a measure of a company’s profitability or liquidity.

For the forecasted periods of the fiscal years ending on the Sunday nearest June 30 of each of fiscal years 2015, 2016 and 2017, non-GAAP net income is calculated as follows:

	Year Ending Sunday Nearest June 30,
	2015E	2016E	2017E
Net income	$(3.9)	$(5.7)	$20.8
Adjustments for non-cash items:
Amortization (a)	$27.0	$26.0	$9.6
Stock-based compensation (b)	$15.0	$13.0	$15.9
Debt discount on 1.75% Convertible Senior Notes due November 15, 2018 (c)	$6.6	$6.0	$7.0
Adjustments for special items:
Royalties (d)	$3.0	$2.0	$0.3
License amortization (d)	$3.8	$3.1	$2.1
Mitigation expense (d)	$0.4	—	—
Tax adjustment (e)	$0.5	—	—
Non-recurring severance and related costs and other (f)	$(1.5)	—	—
Tax effect of GAAP valuation allowance (g)	$(2.4)	$(1.4)	$(1.2)

Non-GAAP net income	$48.5	$43.0	$54.5

Note: The footnotes to the table above are provided following the reconciliation of net income to Adjusted EBITDA that is set forth in the following table below.

Other than with respect to stock-based compensation, the foregoing line items related to the calculation of non-GAAP net income were not provided to Avago prior to execution of the Merger Agreement. Other than with respect to stock-based compensation, all reconciliation information included above is based solely and exclusively on the reconciliation of non-GAAP net income for the applicable Projections included in Item 8 — “Additional Information — Forecasted Financial Information” in the Schedule 14D-9.

For the forecasted periods of the fiscal years ending on the Sunday nearest June 30 of each of the years 2015, 2016 and 2017, Adjusted EBITDA is calculated as follows:

	Year Ending Sunday Nearest June 30,
	2015E	2016E	2017E
Net income	$(3.9)	$(5.7)	$20.8
Adjustments for non-cash items:
Amortization (a)	$27.0	$26.0	$9.6
Stock-based compensation (b)	$15.0	$13.0	$15.9
Debt discount on 1.75% Convertible Senior Notes due November 15, 2018 (c)	$6.6	$6.0	$7.0

Adjustments for special items:
Royalties (d)	$3.0	$2.0	$0.3
License amortization (d)	$3.8	$3.1	$2.1
Mitigation expense (d)	$0.4	—	—
Tax adjustment (e)	$0.5	—	—
Non-recurring severance and related costs and other (f)	$(1.5)	—	—
Tax effect of GAAP valuation allowance (g)	$(2.4)	$(1.4)	$(1.2)

Non-GAAP net income	$48.5	$43.0	$54.5
Interest	$3.8	$3.7	$3.7
Income taxes	$3.5	$3.2	$4.7
Depreciation	$18.6	$16.0	$16.0

Adjusted EBITDA	$74.4	$65.9	$78.9

(a)	Amortization of intangibles generally represents costs incurred by an acquired company or other third party to build value prior to Emulex’s acquisition of the intangible assets. As such, Emulex believes that it is effectively part of the transaction costs of the acquisition rather than ongoing costs of operating Emulex’s core business. As a result, Emulex believes that exclusion of these costs in presenting non-GAAP financial measures provides a means of evaluating its historical performance and projected costs and the potential for realizing cost efficiencies within Emulex’s core business. Amortization of intangibles will recur in future periods.
(b)	Stock-based compensation, a non-cash item, will recur in future periods but was excluded from non-GAAP net income and adjusted EBITDA in the forecasts provided to Avago, as the amount, nature and mix of compensation will be determined by Avago following the Effective Time.
(c)	Emulex has accreted debt discount as a result of the issuance of the Notes. Emulex believes that exclusion of this expense is useful in evaluating the performance of its ongoing operations on a period-to-period basis and relative to its competitors because Emulex believes expenses of this type are generally unrelated to its core business and such expenses will continue in future periods until maturity of the Notes.
(d)	License amortization and mitigation expense represent incurred expenses in the form of damages, sunset period royalties and settlement costs as a result of a judgment in a patent litigation proceeding with Broadcom and the related Release Agreement. Emulex believes the exclusion of these costs related to the Broadcom patent litigation is useful in evaluating the performance of its ongoing operations on a period-to-period basis and relative to other industry participants. In this regard, Emulex notes that expenses of these types are generally unrelated to its core business.
(e)	The tax adjustment represents various legal and accounting expenses incurred related to Emulex’s response to a NOPA received from the Internal Revenue Service in March 2014. As indicated in its prior public filings, Emulex disagrees with the IRS’ proposed adjustments and the basis for its positions, and will administratively appeal to the IRS Appeals Office. Emulex believes that exclusion of these expenses is useful in evaluating the performance of its ongoing operations on a period-to-period basis and relative to other industry participants. In this regard, Emulex notes that expenses of this type will continue in future periods until the audits related to the NOPA are resolved.
(f)	Emulex has recognized expenses related to an organizational restructure including closure and consolidation of certain facilities, as well as severance and related costs. Emulex believes that exclusion of these expenses is useful in evaluating the performance of Emulex’s ongoing operations on a period-to-period basis and relative to other industry participants. In this regard, Emulex notes that expenses of this type may be incurred in future periods in response to changing economic conditions or in connection with strategic initiatives.

(g)	Emulex has concluded that it is more likely than not that it will be unable to fully utilize the majority of its U.S. federal and state deferred tax assets. As a result, Emulex previously recorded a valuation allowance against those assets to the extent that they cannot be realized through net operating loss carrybacks to prior tax years. Emulex believes that eliminating the impact of a discrete adjustment of this nature and its continuing impact on its effective tax rate is useful in evaluating the performance of Emulex’s ongoing operations on a period-to-period basis and relative to other industry participants.

Adjusted EBITDA was not specifically included in the forecasts provided to Avago prior to execution of the Merger Agreement. However, the line items necessary to enable Avago to calculate Adjusted EBITDA were included in the forecasts furnished to Avago in February 2015. Other than with respect to stock-based compensation, interest, income taxes and depreciation, the foregoing line items related to the calculation of Adjusted EBITDA were not provided to Avago prior to execution of the Merger Agreement. Other than with respect to stock-based compensation, interest, income taxes and depreciation, all reconciliation information included above is based solely and exclusively on the reconciliation of Adjusted EBITDA for the applicable Projections included in Item 8 — “Additional Information — Forecasted Financial Information” in the Schedule 14D-9.

Stockholders of the Company are urged to, and should, carefully read Item 8 — “Additional Information — Forecasted Financial Information” in the Schedule 14D-9 for additional information regarding the financial measures described above.

Item 11.	Additional Information

Section 17 — “Certain Legal Matters; Regulatory Approvals — Litigation” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph immediately after the last paragraph of such subsection:

On April 8, 2015, a class action complaint was filed in the United States District Court for the Central District of California, entitled Gary Varjabedian, et al. v. Emulex Corporation, et al., No. 8:15-cv-554-CJC-JCG. The complaint names as defendants Emulex, its directors, Avago and Purchaser, and purports to assert claims under Sections 14(d), 14(e) and 20(a) of the Exchange Act. The complaint alleges that the Board failed to provide material information and/or omitted material information from the Statement. The complaint seeks to enjoin the Offer as well as certain other equitable relief and attorneys’ fees and costs.

Section 17 — “Certain Legal Matters; Regulatory Approvals — Antitrust Compliance — HSR Act” of the Offer to Purchase is hereby amended and in its entirety to read as follows:

As of 11:59 p.m., New York City time, on April 14, 2015, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2015

EMERALD MERGER SUB, INC.

By:	/s/ Anthony E. Maslowski
Name:	Anthony E. Maslowski
Title:	Treasurer and Secretary

AVAGO TECHNOLOGIES WIRELESS (U.S.A.) MANUFACTURING INC.

By:	/s/ Anthony E. Maslowski
Name:	Anthony E. Maslowski
Title:	President and Secretary

AVAGO TECHNOLOGIES LIMITED

By:	/s/ Anthony E. Maslowski
Name:	Anthony E. Maslowski
Title:	Chief Financial Officer

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated April 7, 2015.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement as published in The New York Times on April 7, 2015.*

(a)(5)(i)	Joint press release regarding announcement of the Merger Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Avago Technologies Limited with the SEC on February 25, 2015).*

(a)(5)(ii)	Email from Hock Tan to employees of Emulex Corporation, dated February 25, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Avago Technologies Limited with the SEC on February 26, 2015).*

(a)(5)(iii)	Transcript of portions of the conference call held by Avago Technologies Limited on February 25, 2015 and relating to the proposed acquisition of Emulex Corporation (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Avago Technologies Limited with the SEC on February 26, 2015).*

(b)	Not Applicable.

(d)(1)	Agreement and Plan of Merger, dated February 25, 2015, by and among Emulex Corporation, Avago Technologies Wireless (U.S.A.) Manufacturing Inc. and Emerald Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Emulex Corporation with the SEC on February 26, 2015).*

(d)(2)	Confidentiality Agreement, dated August 28, 2014, by and between Avago Technologies Limited and Emulex Corporation.*

(d)(3)	Tender and Support Agreement, dated February 25, 2015, by and among Parent, the Purchaser, Jeffrey Benck, Gregory Clark, Gary Daichendt, Bruce Edwards, Paul Folino, Eugene Frantz, Beatriz Infante, John Kelley, Rahul Merchant, Nersi Nazari, Dean Yoost, Kyle Wescoat, Margaret Evanshenk, Perry Mulligan and Jeffrey Hoogenboom (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Emulex Corporation with the SEC on February 26, 2015).*

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.